Mail Stop 4561

August 15, 2008

John P. Broderick
Chief Financial Officer
Cicero Inc.
8000 Regency Parkway, Suite 542
Cary, NC 27518

> **Re: Cicero Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 4, 2008**
> **File No. 333-151893**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-26392**

Dear Mr. Broderick:

     We have reviewed your revised registration statement and your response letters of August 1, 2008, and August 4, 2008, respectively, and we have the following comments:

General

1.   Please amend your filing to include appropriately updated financial statements. See Rule 3-12 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Selling Stockholders, page 10

2.   Footnote 34 to the selling stockholder table in your amended registration statement states that the company issued 80,993 shares to selling stockholder Chris Whalen in July 2008, subsequent to the initial filing on June 24, 2008 of your registration statement which seeks to register such shares for resale. We note, however, that the selling stockholder table in your registration statement as initially filed listed the same number of shares for the account of Mr. Whalen. Please advise as to the actual timing of the stock issuance to Mr. Whalen and revise your filing as necessary.

3.   In footnotes (b) and (c) to the selling stockholder table, you name natural persons who exercise "sole or shared voting or dispositive power" with respect to the

shares held by BluePhoenix Solutions, Ltd. and Haines Family Associates, LP, respectively. Please revise these references to refer to sole voting and dispositive power, or name the other natural persons who exercise these powers.

Form 10-K for the Fiscal Year Ended December 31, 2007

4. We refer to your response to prior comment 6 from our letter of July 21, 2008, in which you do not explain your disclosure that management was unable to complete its testing to determine that identified controls were effective. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

    In completing your evaluation, you may find the following documents helpful:

    - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

    - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

    - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

    In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.

    Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.

For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 754-0330
        Lawrence M. Bell, Esq.
        Carl Vandemark, Esq.
        Golenbock Eiseman Assor Bell & Peskoe LLP